Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 9, 2014 related to the combined financial statements of Titanium Dioxide Pigments and Other Businesses of Rockwood Holdings, Inc. (“Acquired Business”) as of and for the years ended December 31, 2013 and 2012, (which report expresses an unqualified opinion and includes an explanatory paragraph that describes that the combined financial statements of the Acquired Business are comprised of the assets and liabilities used in managing and operating the Acquired Business and include allocations from Rockwood Holdings, Inc. which may not be reflective of the actual level of assets, liabilities, or costs which would have been incurred had the Acquired Business operated as a separate entity apart from Rockwood Holdings, Inc.) appearing in the Registration Statement No. 333-217753 on Form S-1.

/s/ Deloitte & Touche LLP

Houston, Texas

August 15, 2017